CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,598,000	$141.16

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $461,153.24 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $141.16 offset against the registration fee due for this offering and of which $461,012.08 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 513 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 82-II dated June 14, 2007	Registration Statement No. 333-130051 Dated June 22, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,598,000 Bearish Auto Callable Buffered Knock-Out Notes Linked Inversely to the S&P 500® Index due July 25, 2008

General

  The notes are designed for investors who seek a positive return based on the depreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, have their notes automatically called with a return of 15% as a result of the Knock-Out feature and, if the Index increases by more than 10%, be willing to lose up to 90% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 25, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on June 22, 2007 and are expected to settle on or about June 27, 2007.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Knock-Out Event/Automatic Call:

A Knock-Out Event is deemed to have occurred, and the notes will be automatically called, if on any day during the Monitoring Period, the Index closing level has declined below the Knock-Out Level. We refer to such day as the “Call Date.”

Monitoring Period:	The period from the pricing date to and including the Final Valuation Date.
Payment if Called:

If the notes are automatically called, you will receive for each $1,000 principal amount note at maturity a cash payment equal to $1,000 plus the Additional Amount, payable on the Call Settlement Date.

Knock-Out Level:	1277.176, which is equal to 85% of the Initial Index Level.
Payment at Maturity:

If the Ending Index Level is equal to or less than the Initial Index Level and the notes have not been automatically called, you will receive a cash payment equal to $1,000 plus the Additional Amount, which may be zero.

Your principal is protected against up to a 10% increase in the Index. If the Ending Index Level appreciates from the Initial Index Level and such appreciation is equal to or less than 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level increases from the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index increases beyond 10%, provided that the cash payment you receive at maturity shall not be less than $100. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Change + 10%)]
If the Ending Index Level increases from the Initial Index Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity, if the Ending Index Level is equal to, or less than, the Initial Index Level, or upon an automatic call upon the occurrence of a Knock-Out Event, will equal:

(1) at maturity if the notes are not automatically called, $1,000 x the Index Change x the Participation Rate; or
(2) upon the occurrence of a Knock-Out Event and the resulting automatic call, $1,000 x the Knock-Out Rate, which will result in a payment of $1,150 per $1,000 principal amount note.
Buffer Amount:	10%
Index Change:	Initial Index Level – Ending Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1502.56.
Ending Index Level:	The Index closing level on the Final Valuation Date.
Participation Rate:	300%
Knock-Out Rate:	15%.
Final Valuation Date:	July 22, 2008†
Maturity Date:	July 25, 2008†
Call Settlement Date	The fifth business day after the Call Date or, if the Call Date is the Final Valuation Date, the Maturity Date, subject to postponement as described under “Description of Notes — Payment at Maturity.”
CUSIP:	48123JG37
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 82-II.

Investing in the Bearish Auto Callable Buffered Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 82-II and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$20.36	$979.64

Total	$4,598,000	$93,615.28	$4,504,384.72

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.36 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 82-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 22, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 82-II dated June 14, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 14, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 82-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 82-II dated June 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002432/e27622_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  POTENTIAL BENEFIT AS A RESULT OF INDEX DEPRECIATION — If a Knock-Out Event does not occur and if the Ending Index Level is equal to, or less than, the Initial Index Level, at maturity in addition to your principal for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Change x the Participation Rate. If a Knock-Out Event occurs, your notes will be automatically called and in addition to your principal for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Knock-Out Rate. Since the Knock-Out Level of the notes is set at 85% of the Initial Index Level and the Knock-Out Rate is 15%, the appreciation potential of the notes, which reflects the Participation Rate of 300%, will be limited to 45%. Because the notes are our senior unsecured obligations, the payment of the amount due at maturity, if any, or upon an automatic call if a Knock-Out Event occurs is subject to our ability to pay our obligations as they become due.
  POTENTIAL FOR EARLY EXIT WITH A POSITIVE RETURN AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately 13 months, the notes will be automatically called before maturity if the Index closing level on any trading day during the Monitoring Period declines below the Knock-Out Level, and you will be entitled to $1,150 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is inversely linked to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 82-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 82-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as capital gain or loss, which will be long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 82-II dated June 14, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is inversely linked to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive, flat or negative. If a Knock-Out Event does not occur, your investment will be exposed to increases in the Ending Index Level as compared to the Initial Index Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest.
  THE KNOCK-OUT FEATURE WILL LIMIT YOUR RETURN ON THE NOTES — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the depreciation of the Index may be limited to the Knock-Out Rate of the notes. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 15%, or $150, and will not be determined by reference to the Index Change even though the Index Change may reflect significantly greater depreciation in the Index than 15%.

JPMorgan Structured Investments — Bearish Auto Callable Buffered Knock-Out Notes Linked Inversely to the S&P 500® Index	PS-1
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment on the Notes at Maturity or upon a Knock-Out Event Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment at maturity or upon a Knock-Out Event and resulting automatic call, if applicable, for a $1,000 principal amount note for a hypothetical range of performance for the Index Change from -100% to 120%, assumes an Initial Index Level of 1500 and reflects the Participation Rate of 300%, the Knock-Out Level of 85% and the Knock-Out Rate of 15%. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different. In addition, for ease of analysis, the index levels listed under “Ending Index Level” are deemed to reflect the lowest level of the Index on any trading day during the Monitoring Period. If on any trading day during the Monitoring Period, the Index closing level were to fall below the Knock-Out Level (which would be 1275 based on the assumed Initial Index Level of 1500 and the Knock-Out Level of 85%), a Knock-Out Event would have occurred, the notes would have been automatically called and the redemption amount of $1,150 would have been paid. The numbers appearing in the following table and examples have been rounded for ease of analysis.

						Payment on the Notes

Ending Index Level	Index Change	Participation Rate	Index Change x Participation Rate	Additional Amount	Principal Amount	At Maturity (Knock- Out Event Does Not Occur)	Knock-Out Event and Automatic Call Do Occur

3300	120.00%	N/A	N/A	N/A	$1,000	$100	$1,150
3150	110.00%	N/A	N/A	N/A	$1,000	$100	$1,150
3000	100.00%	N/A	N/A	N/A	$1,000	$100	$1,150
2700	80.00%	N/A	N/A	N/A	$1,000	$300	$1,150
2400	60.00%	N/A	N/A	N/A	$1,000	$500	$1,150
2100	40.00%	N/A	N/A	N/A	$1,000	$700	$1,150
1800	20.00%	N/A	N/A	N/A	$1,000	$900	$1,150
1725	15.00%	N/A	N/A	N/A	$1,000	$950	$1,150
1650	10.00%	N/A	N/A	N/A	$1,000	$1,000	$1,150
1575	5.00%	N/A	N/A	N/A	$1,000	$1,000	$1,150
1500	0.00%	300.00%	0.00%	$0	$1,000	$1,000	$1,150
1425	-5.00%	300.00%	15.00%	$150	$1,000	$1,150	$1,150
1350	-10.00%	300.00%	30.00%	$300	$1,000	$1,300	$1,150
1275	-15.00%	300.00%	45.00%	$450	$1,000	$1,450	$1,150
1200	-20.00%	N/A	N/A	$150	$1,000	N/A	$1,150
900	-40.00%	N/A	N/A	$150	$1,000	N/A	$1,150
600	-60.00%	N/A	N/A	$150	$1,000	N/A	$1,150
300	-80.00%	N/A	N/A	$150	$1,000	N/A	$1,150
0	-100.00%	N/A	N/A	$150	$1,000	N/A	$1,150

JPMorgan Structured Investments — Bearish Auto Callable Buffered Knock-Out Notes Linked Inversely to the S&P 500® Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity or upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level decreases from the Initial Index Level of 1500 to an Ending Index Level of 1425 and the Index closing level on no trading day during the Monitoring Period falls below 1275. Because the Ending Index Level is lower than the Initial Index Level, and a Knock-Out Event has not occurred, the Additional Amount is equal to $150 and the final payment at maturity is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1500-1425)/1500] x 300%) = $1,150

Example 2: The Index closing level increases from the Initial Index Level of 1500 to an Ending Index Level of 1575, and the Index closing level on no trading day during the Monitoring Period falls below 1275. Because the Ending Index Level is not more than 10% above the Initial Index Level and a Knock-Out Event has not occurred, the final payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The Index closing level increases from the Initial Index Level of 1500 to an Ending Index Level of 1800, and the Index closing level on no trading day during the Monitoring Period falls below 1275. Because the Ending Index Level is more than 10% above the Initial Index Level and a Knock-Out Event has not occurred, the final payment at maturity is equal to $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1500-1800)/1500] + 10%) = $900

Example 4: The Index closing level equals 1200 on at least one trading day during the Monitoring Period. Because the Index closing level on at least one trading day is below the Knock-Out Level (1275), a Knock-Out Event has occurred, the Additional Amount is equal to $150 and the payment upon automatic call is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 15%) = $1,150

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through June 22, 2007. The Index closing level on June 22, 2007 was 1502.56. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

JPMorgan Structured Investments — Bearish Auto Callable Buffered Knock-Out Notes Linked Inversely to the S&P 500® Index	PS-3